EXHIBIT 99.1

BrainsWay Reports Second Quarter 2026 Financial Results and Operational Highlights

Record second quarter 2026 revenue increased 35% to $17.1 million, compared with Q2 2025

Adjusted EBITDA more than doubled year-over-year to $3.5 million, with margin expanding to 20%

Remaining performance obligations grew 30% year-over-year to $80.4 million

Shipped a record total 125 Deep TMS systems in Q2 2026, a 42% increase year-over-year

Raises FY 2026 revenue and EBITDA guidance

BURLINGTON, Mass. and JERUSALEM, Aug. 12, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported its second quarter 2026 financial results and provided an operational update.

Recent Financial and Operational Highlights

  Revenue in the second quarter of 2026 increased 35% to $17.1 million, compared with $12.6 million in the second quarter of 2025.
  Remaining performance obligations (RPOs) rose to $80.4 million as of June 30, 2026, a 30% increase compared with the same period last year.
  Shipped a record total 125 Deep TMS™ systems during the second quarter of 2026, a 42% increase compared with the same period last year. Total installed base now stands at approximately 1,949.
  Operating income for the second quarter of 2026 increased more than 300% to $2.4 million, compared with $0.6 million for the prior year period. Operating margin for the quarter expanded to 14% from 5% for the prior year period.
  Adjusted EBITDA for the second quarter of 2026 increased 141% to $3.5 million, compared with $1.5 million for the prior year period. Adjusted EBITDA margin for the quarter expanded to 20% from 11% for the prior year period.
  Net income for the second quarter of 2026 increased 34% to $2.7 million, compared with $2.0 million for the prior year period.
  As of June 30, 2026, cash and cash equivalents and restricted cash totaled $62.4 million, an increase of approximately 6% compared with March 31, 2026.
  Generated $6.3 million of cash flow from operations during the second quarter of 2026.
  Continued expansion of insurer coverage for the SWIFT™ (Short-course with Intrinsic Field Targeting) accelerated Deep TMS protocol.
  Presented real-world data in patients with comorbid post-traumatic stress disorder (PTSD) and major depressive disorder (MDD), demonstrating an 83.5% response rate in PTSD symptoms, with a mean 52% reduction in PCL-5 scores.
  Presented the first prospective 12-month durability data for the SWIFT accelerated Deep TMS protocol at the 14th Annual Clinical TMS Society (CTMSS) Meeting, demonstrating sustained clinical improvement through one year following treatment.
  Continued expanding the Company's growing minority investment portfolio through strategic investments in Hopemark Health and Radial Health, with several previous portfolio investment targets indicating significant growth in patient access to care due to the growth capital afforded under the program.

Updated Full-Year 2026 Financial Guidance

The Company now expects to report for the full-year ended December 31, 2026:

  Revenue of $68 million to $70 million, compared to the previous range of $66 to $68 million. The updated revenue guidance represents anticipated growth of approximately 30% to 34% compared with revenue for 2025.
  Operating income of 13.5% to 14% of revenue, compared to the previous range of 13%-14%.
  Adjusted EBITDA of $13 million to $14 million, compared to the previous range of $12 million to $14 million. The updated Adjusted EBITDA guidance represents anticipated growth of approximately 90% to 100% over 2025.

“This quarter marked our second consecutive quarter of approximately 35% revenue growth and further expansion in operating leverage. Revenue reached a record $17.1 million, Adjusted EBITDA more than doubled to $3.5 million, and we generated more than $6.0 million of operating cash flow. Record system shipments and RPO of $80.4 million further strengthen our visibility into continued growth,” said Hadar Levy, Chief Executive Officer of BrainsWay. “We are seeing strong momentum across the business, which is fueled by expanding reimbursement coverage and increasing utilization throughout our installed base. As a result, we are raising our full-year financial guidance for 2026.”

Call and Webcast

BrainsWay’s management will host a conference call in English on Wednesday, August 12, 2026, at 8:30 a.m. Eastern Daylight Time (EDT) to discuss these results and answer questions, followed by a webinar hosted in Hebrew on Thursday, August 13, 2026, at 11:00 AM Israel Daylight Time (IDT). All details to access these events are listed below.

In English:

  Date: Wednesday, August 12, 2026
  Time: 8:30 AM EDT
  Dial-In: 1-877-269-7751 (U.S) / 1-201-389-0908 (International)
  Conference ID: 13761391
  The U.S. conference call will be broadcast live and will be available for replay for 30 days on the Company’s website at investors.brainsway.com and through this link: https://viavid.webcasts.com/starthere.jsp?ei=1768433&tp_key=0923ccd15a

In Hebrew:

  Date: Thursday, August 13, 2026
  Time: 11:00 AM IDT
  To register for this webinar, please click here: BrainsWay Q2 2026 IL Investor Webinar

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating profit and net profit, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net profit adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating profit (loss) or net profit (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net profit (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net profit (loss) and our IFRS financial results.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.
Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$62,108	$67,700
Restricted cash	251	251
Trade receivables, net	7,032	4,111
Inventory	7,310	6,523
Other current financial assets	1,060	1,432
Other current assets	3,663	3,807
	81,424	83,824
Non-Current Assets

System components	2,073	1,584
Leased systems, net	5,153	4,860
Other property and equipment	868	788
Right-of-use assets	5,294	5,548
Other long-term assets	2,163	1,931
Other non-current financial assets	25,000	14,656
	40,551	29,367
	$121,975	$113,191

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$2,503	$2,428
Deferred revenues	10,232	10,551
Liability in respect of development grants	1,854	1,679
Current maturities of lease liabilities	1,239	1,075
Other accounts payable	6,845	6,762
	22,673	22,495
Non-Current Liabilities
Deferred revenues	9,826	6,762
Liability in respect of development grants	4,393	5,029
Lease liabilities	5,894	5,742
	20,113	17,533

Equity
Share capital	440	430
Share premium	164,187	162,221
Reserve for share-based payment	2,556	3,506
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(85,806)	(90,806)
	79,189	73,163

	$121,975	$113,191

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Revenues	$17,107	$12,632	$32,638	$24,168
Cost of revenues	4,341	3,133	8,197	6,059
Gross profit	12,766	9,499	24,441	18,109

Research and development expenses, net	3,219	2,344	6,100	4,676
Selling and marketing expenses	4,852	4,940	9,782	9,102
General and administrative expenses	2,304	1,637	4,163	3,177
Total operating expenses	10,375	8,921	20,045	16,955

Operating Income	2,391	578	4,396	1,154

Finance income	1,406	2,303	2,130	3,414
Finance Expense	879	784	1,198	1,207
Income before taxes on income	2,918	2,097	5,328	3,361
Taxes on income	208	70	328	227
Net income	$2,710	$2,027	$5,000	$3,134

Basic net income per share	$0.07	$0.05	$0.13	$0.08

Diluted net income per share	$0.07	$0.05	$0.12	$0.07

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive profit	$2,710	$2,027	$5,000	$3,134
Adjustments to reconcile net profit to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	239	180	406	371
Depreciation of leased systems	203	208	501	411
Impairment and disposal of inventory and system components	55	(40)	(197)	168
Finance income, net	(287)	(1,443)	(843)	(2,207)
Cost of share based payment	667	227	1,008	552
Income taxes	208	70	328	227
Total adjustments to reconcile profit	1,085	(798)	1,203	(478)
Changes in asset and liability items:
Decrease (increase) in inventory	(137)	498	(237)	425
Increase (decrease) in trade receivables	534	3,176	(2,921)	827
Decrease in other current assets	182	746	30	264
Decrease in other financial assets	309	-	729	-
Increase (decrease) in trade payables	(452)	(950)	74	(1,690)
Increase (decrease) in other accounts payable	(519)	(454)	44	(838)
Increase in deferred revenues	2,305	8,379	2,745	14,691
Total changes in asset and liability	2,222	11,395	464	13,679
Cash paid and received during the period for:
Interest paid	(239)	(32)	(350)	(54)
Interest received	656	835	1,285	1,748
Income taxes paid	(127)	(640)	(127)	(636)
Total cash paid and received during the period	290	163	808	1,058
Net cash provided by operating activities:	6,307	12,787	7,475	17,393

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(884)	(1,166)	(1,653)	(2,209)
Purchase of financial assets measured at fair value	(1,625)	(5,000)	(10,125)	(5,000)
Investment in short-term bank deposits	-	(10,000)	-	(10,000)
Investment in short-term deposits	(17)	-	(17)	-
Withdrawal of short-term deposits	4	-	7	-
Withdrawal of restricted cash	-	20	-	20
Investment in Commission asset	(122)	(117)	(183)	(636)
Net cash used in investing activities	(2,644)	(16,263)	(11,971)	(17,825)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	-	(3)	(730)	(641)
Repayment of lease liability	(158)	(261)	(326)	(378)
Net cash used in financing activities	(158)	(264)	(1,056)	(1,019)
Exchange rate differences on cash and cash equivalents	(33)	51	(40)	18

Increase (decrease) in cash and cash equivalents	3,472	(3,689)	(5,592)	(1,433)
Cash and cash equivalents at the beginning of the period	58,636	71,601	67,700	69,345
Cash and cash equivalents at the end of the period	$62,108	$67,912	$62,108	$67,912

(a) Significant non cash transactions:
Right-of-use asset recognized with corresponding lease liability	$170	$170	$177	$197

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Net Income	$2,710	$2,027	$5,000	$3,134

Finance income, net	(527)	(1,519)	(932)	(2,207)
Income taxes	208	70	328	227
Depreciation and amortization	239	180	406	371
Depreciation of leased systems	203	208	501	411
Cost of share based payment	667	227	1,008	552
Restructuring and litigation Cost	-	258	-	258
Adjusted EBITDA	$3,500	$1,451	$6,311	$2,746